

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

March 29, 2010

Mr. Alexander Dannikov, President, Chief Executive Officer and Chief Financial Officer
Bosco Holdings, Inc.
26 Utkina Street, Suite 10
Irkutsk, Russia 664007

> **RE:** **Bosco Holdings, Inc.**
> **Form 10-K for the fiscal year ended March 31, 2009**
> **Filed July 15, 2009**
> **Forms 10-Q for the periods ended June 30, 2009 and September 30, 2009**
> **File No. 333-144509**

Dear Mr. Dannikov:

We issued comments to you on the above captioned filings on October 30, 2009 and January 21, 2010. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to contact us by April 12, 2010, addressing these outstanding comments.

If you do not respond to the outstanding comments by April 12, 2010, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filings, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

Please contact Jenn Do at (202) 551-3743 or myself at (202) 551-3355 if you have any questions.

Sincerely,

Terence O'Brien
Accounting Branch Chief